Filed Pursuant To Rule 424(b)(3)
                                                      Registration No. 333-41214

                              PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED AUGUST 8, 2000)

                                  GameCom, Inc.

             440 North Center, Arlington, Texas 76011 (817) 265-0440

                 The Resale of 34,163,470 Shares of Common Stock

This prospectus relates to the resale by the selling shareholders of up to 34,163,470 shares of common stock.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated August 8, 2000.

The information in the table captioned "Balance Sheet Data" appearing under the heading "Summary Financial Data" in the prospectus is superceded. As superceded it reads as follows:

"Balance Sheet Data:
                                     December 31, 1999
Working capital                          $ (1,143,444)
Total assets                                   111,286
Total liabilities                            1,159,188
Shareholders' equity                      (1,055,429)"

The first paragraph under the caption "Results of Operations--Quarter ended March 31, 2000 compared to quarter ended March 31, 1999" on page 7 is superceded. As superceded it reads as follows:

"These two periods are in no way comparable. The quarter ended March 31, 1999 reflects our unsuccessful efforts to develop our brewpub/microbrewery business, whereas the quarter ended March 31, 2000 reflects a redirection of our efforts from the discontinued business to the development of the our 'Net GameLinkTM System. For the quarter ended March 31, 2000 we had essentially no revenues. Administrative costs of $65,113 for the quarter ended March 31, 2000 compared to $28,836 for the quarter ended March 31, 1999 reflect professional fees incurred in connection with registration of our common stock under the Securities Exchange Act of 1934 and forfeiture of a security deposit under a lease as the result of the decision in January, 1999 to terminate the brewpub/microbrewery operations. The reduction in interest charges from $55,200 for the quarter ended March 31, 1999 to $17,500 for the quarter ended March 31, 2000 reflects the elimination of bank debt, an agreement by holders of other indebtedness to accept a

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one-time issuance of common stock in lieu of accrued and future interest and the issuance in 2000 of 100,000 shares of Common Stock to our chief executive officer as compensation for personally guaranteeing a bank borrowing of $20,000."

The first bulleted point under the caption "Liquidity and Capital Resources" on page 8 is superceded. As superceded it reads as follows:

"     o     $773,778 in trade payables, most of which were overdue,"

The second paragraph under the caption "Liquidity and Capital Resources" on page 8 is superceded. As superceded it reads as follows:

"For the quarter ended March 31, 2000, our net loss was $94,435, of which only $33,516 was accounted for by non-cash charges. In addition, we made capital expenditures of $1,512 resulting in total cash requirements for the quarter of approximately $62,431. To cover most of these cash requirements, we allowed accounts payable and accrued expenses to increase by $49,293, and drew down our cash by $13,138. For the fiscal year ended December 31, 1999, our net loss was $361,880, of which only $84,306 was accounted for by non-cash charges. In addition, we were required to repay bank and other borrowings in the amount of $293,665, and made capital expenditures of $41,237 resulting in total cash requirements for the fiscal year of approximately $604,138. To cover most of these cash requirements, we allowed accounts payable and accrued expenses to increase by $247,530, disposed of assets relating to the closed-down brewpub operation for a gain of $143,781, and issued additional shares of our common stock to investors for approximately $135,000."

The second paragraph under the caption "Liquidity and Capital Resources" on page 8 is superceded. As superceded it reads as follows:

"On June 21, 2000, we placed First Brewery of Dallas, Inc. into voluntary liquidation under Chapter 7 of the Bankruptcy Act. When that proceeding is concluded, our consolidated balance sheet will be improved by the elimination of $403,601 in trade payables, as those amounts are owed solely by the subsidiary. The bankruptcy will not affect our debt service requirements, as all interest-bearing debt is owed by the parent company, and not the subsidiary."

The third paragraph under the caption "Risk Factors" on page 9 is superceded. As superceded it reads as follows:

"To date, we have incurred significant losses. At March 31, 2000, our accumulated deficit was $2,431,906 and our working capital deficit was $ 1,205,875."

          The date of this prospectus supplement is September 21, 2000.